

Mail Stop 3561

March 4, 2016

Sean E. Quinn
Chief Financial Officer
Cimpress N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

      Re: Cimpress N.V.
              Form 10-K for the Fiscal Year Ended June 30, 2015
              Filed August 14, 2015
              File No. 000-51539

Dear Mr. Quinn:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Management's Discussion and Analysis

Results of Operations, page 35

1.   We note your discussion of revenue by segment for the Vistaprint Business Unit and the All Other Business Units. Please also expand to disclose the segment profitability amount and provide a discussion thereof for the year-over-year changes. Reference is made to Note 17 to the audited financial statements, which discloses that the CODM measures and evaluates the performance of your operating segments based on revenue and income (loss) from operations. Reference is also further made to Note 13 in your September 30, 2015 and December 31, 2015 Quarterly Reports on Form 10-Q, where you now have three reportable segments, and use the measure of adjusted net operating profit

as the primary segment profitability measure. Please also expand the MD&A discussion in your interim financial reports, beginning with the March 31, 2016 Quarterly Report on Form 10-Q.

Financial Statements

Note 14. Income Taxes, page 82

2. We note that for the year ended June 30, 2015, your non-US income is approximately 78% of your consolidated income before income taxes and loss in equity interests. However, these non-US jurisdictions make up only about 10% of your consolidated income tax expense. We also note that they reduce the effective income tax rate by 24%. In light of the fact that foreign income before income taxes has increased significantly over the past few years and appears to materially impact your effective tax rate, please tell us your primary foreign jurisdictions, the effective tax rates in those jurisdictions, and the amount of pre-tax profit in those jurisdictions.

Note 17. Segment Information, page 89

3. Please expand the tabular section of income (loss) from operations to also provide a reconciliation of total income from operations to the amount of consolidated income before income taxes as reported on the face of the statements of operations. Reference is made to ASC 280-10-50-30(b). This comment is also applicable to your September 30, 2015 and December 31, 2015 Quarterly Reports on Form 10-Q, pursuant to ASC 280-10-50-32(f). Please revise in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure